Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

May 14, 2009

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced the unaudited financial results for the Company's first quarter ending March 31, 2009.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

May 14, 2009

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	May 14, 2009
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

First Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (FR-T) (the "Company") is pleased to announce the unaudited financial results for the Company's first quarter ending March 31, 2009. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com.

1st Quarter Highlights
Gross Revenue	$17.5 million
Net Revenue	$14.4 million
Mine Operating Earnings	$4.5 million
Net Profit after taxes	$0.9 million
Direct Cash Costs per ounce	US$4.94
Silver Equivalent Production	1,040,117 oz. Ag eq.
Silver Equivalent Oz. Sold	996,595 oz. Ag eq.

FINANCIAL HIGHLIGHTS

  Total production for the quarter ended March 31, 2009 was 1,040,117 ounces of silver equivalents consisting of 929,964 ounces of silver, 491 ounces of gold and 1,828,739 pounds of lead. This compares to the 1,061,720 ounces of silver equivalents produced in the quarter ended March 31, 2008, which consisted of 895,358 ounces of silver, 240 ounces of gold, 1,857,897 pounds of lead and 318,539 pounds of zinc. Total production for the quarter ended December 31, 2008 was 1,056,219 ounces of silver equivalents which included 930,120 ounces of silver, 403 ounces of gold and 2,093,988 pounds of lead.

  Gross revenue for the quarter ended March 31, 2009, prior to smelting, refining, transportation charges and metal deductions, was $17.5 million compared to $16.2 million in the same quarter of 2008; an increase of 8%. In the quarter ended March 31, 2009, the Company shipped 996,595 silver equivalent ounces including 67,620 ounces of coins, ingots and bullion at an average price of $17.52 per ounce (US$14.07) compared to 1,019,490 equivalent ounces in the quarter ended March 31, 2008 at an average price of $15.94 (US$15.87) per ounce. The Company has been successful in realizing an average selling price of US$14.07, higher than the average trading price of silver in the quarter of US$12.61 per ounce (Source - London Bullion Marketing Association). Compared to the quarter ended December 31, 2008, the Company increased shipped ounces by 20% compared to the 827,845 ounces of silver equivalent previously shipped, at an average price of $14.15 per ounce (US$11.67).

  The Company generated net income after taxes of $0.9 million for the first quarter ended March 31, 2009 compared to net income after taxes of $1.1 million for the quarter ended March 31, 2008, and a net loss after taxes of $5.5 million for the fourth quarter ended December 31, 2008. The net income after taxes for this quarter was after recording non- cash stock-based compensation expense of $0.9 million, a foreign exchange loss of $1.0 million and an income tax recovery of $0.1 million.

  Sales revenue (after smelting, refining, transportation charges and metals deductions) for the quarter ended March 31, 2009 was $14.4 million; an increase of 11% compared to $13.0 million for the quarter ended March 31, 2008. Smelting, refining, transportation charges and metal deductions decreased by 3.3% of gross revenue to $3.1 million in the quarter ended March 31, 2009 compared to $3.3 million in the quarter ended March 31, 2008, and $2.6 million in the quarter ended December 31, 2008. This was attributed to the revised smelting and refining agreements renegotiated effective December 1, 2008; as well as the new smelting and refining relationships entered into in February 2009. Average smelting and transportation charges for doré in the quarter ended March 31, 2009 were US$0.51 per equivalent ounce whereas for concentrates were US$3.23 per equivalent ounce. The smelting rates for concentrate were higher than expected as final settlements of concentrates occur 60 days after shipment, therefore the settlement lag resulted in older shipments of November and December settling in Q1-2009 under previous smelting agreements.

  Direct cash costs per ounce of silver for the quarter ended March 31, 2009 decreased to US$4.94 per ounce of silver, compared to US$6.51 per ounce of silver for the quarter ended March 31, 2008, due to higher silver ounces produced in 2009 and reduction of mining expenses and indirect costs. Direct cash costs for the quarter ended December 31, 2008 were US$6.37 per ounce.

  Mine operating earnings for the quarter ended March 31, 2009 were $4.5 million, a decrease of $0.2 million or 4% compared to mine operating earnings of $4.7 million for the quarter ended March 31, 2008, and a mine operating loss $1.1 million for the quarter ended December 31, 2008.

  The Company had operating income of $1.8 million for the first quarter ended March 31, 2009 compared to operating income of $1.5 million for the quarter ended March 31, 2008, an increase of $0.3 million or 23%. Operating loss for the fourth quarter ended December 31, 2008 was $3.8 million.

  At the La Encantada Silver Mine, construction is progressing according to plan on the US$21.6 million, 3,500 tonnes per day (“tpd”) cyanidation plant. The plant is scheduled to commence operations in July 2009. Once completed, the new plant is anticipated to produce over four million ounces of silver annually in the form of doré bars. Total capitalized construction in progress consisted of $12.9 million with a further $1.4 million being un-capitalized advances to contractors.

  During the quarter ended March 31, 2009, the Company invested $1.8 million on its mineral properties and a further $1.6 million on additions to plant and equipment on a cash basis. This compares to $4.6 million invested on its mineral properties, and a further $3.0 million on additions to plant and equipment in the quarter ended March 31, 2008, and $0.7 million invested on its mineral properties, and a further $0.4 million on additions to plant and equipment in the quarter ended December 31, 2008.

  On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for gross proceeds to the Company of $21,218,940.

OPERATIONAL HIGHLIGHTS

The primary focus in the first quarter of 2009 was reducing operating costs and completing the La Encantada mill expansion program. As shown in the financial results, the Company has been successful in reducing operating costs across all of its mines. Presently, only two drill rigs are operating compared with 23 drill rigs in the third quarter of 2008. In addition, underground mine development is being financed from cash flow versus capital as was the case in 2008. These scaled back exploration and development measures will remain in force for the balance of 2009.

Prior to the decision to reduce the Company’s exploration program, the Company met its target on Resource development. The Company released two NI 43-101 Reports on both the La Parrilla Silver Mine and the San Martin Silver Mine in the first quarter which substantially increasing previously released estimates. As at the latest NI 43-101 Reports published in Q1, the Company has defined a global Resource of 300 million ounces of silver equivalents in all categories.

La Parrilla Silver Mine

At the La Parrilla mine, production continued from the Rosarios/La Blanca and Quebradillas areas. The flotation circuit was operating more efficiently and recoveries are now closer to the target of 75%, however, at the cyanidation circuit recoveries had been affected by the mix of ores and short leaching times. Efforts are being made in order to improve the recoveries by increasing leaching time increasing the oxygenation in the cyanidation circuit.

During the quarter, the La Parrilla mine received the Clean Industry Certification from PROFEPA (Procuradoria Federal de Protecion al Ambiente). This certification resulted from a concerted effort over a period of more than two years.

San Martin Silver Mine

During the quarter the production at the San Martin was focused on improving head grades and reducing operating costs. Management was very pleased with the progress at this operation as can be seen by the cost reductions achieved in the quarter. These improvements were largely achieved due to a better mix of ore produced from the mine and the recovery of some backfills and dumps, which allowed the mine to operate in a more efficient way which resulted in a cost reduction of 61% compared to the first quarter of 2008.

La Encantada Silver Mine

At the La Encantada mine, a special effort is underway to improve the recoveries at the flotation plant which had been affected in the last few quarters by the mix of ore from the Azul y Oro vein which was found to contain manganese. Several new reagents and different mixes of ores are being tested in order to improve recoveries. In addition a new washing screen has been installed in order to wash the dump material which is anticipated to increase the grades of the recovered ore. This new process is expected to be operational during the last part of May.

Construction of the new 3500 tpd cyanidation mill continues to be the primary focus at the La Encantada and is proceeding well. All the leaching tanks and CCD thickeners are constructed with the installation of the mechanisms now underway. New pieces of equipment are arriving regularly and the plant is still anticipated to be commissioned in July. Once this new circuit is completed, the silver precipitates produced from the concentrates will be shipped to the La Parrilla mill for the production of doré bars.

In Summary

Equally important to increasing silver production is further cost reductions where possible. The 2009 operating plan thus far represents a year of reduced operating costs as a result of the Company’s pursuit of aggressive growth based on the expansion of its operations and Resources. Management is pleased with the many cost cutting measures underway, and it is believed that further improvements in profitability can be achieved with additional improvements expected going forward.

Finally, in this turbulent financial and commodity environment, First Majestic has been reacting by cutting costs wherever possible. The Company is continuing to analyze various options to reduce operating costs and to squeeze out the most optimum margins possible. During the quarter a new smelting agreement was executed for the sale of all the lead concentrates produced in 2009, and a new agreement was also signed for the sale of all doré produced by the Company in 2009. Both these agreements include terms better than previous agreements and are expected to go a long way in improving profitability.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.